

April 17, 2024

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, Nevada 89503

      Re: American Battery Technology Company
          Form 10-K for the Fiscal Year Ended June 30, 2023
          Filed September 28, 2023
          File No. 001-41811

Dear Ryan Melsert:

      We issued comments to you on the above captioned filing on March 11, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 24, 2024.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Amy Bowler